UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF JUNE 2026

Commission File Number: 333-04906

SK Telecom Co., Ltd.

(Translation of registrant’s name into English)

65, Euljiro, Jung-gu

Seoul 04539, Korea

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ☒     Form 40-F  ☐

Decision on Acquisition of Shares

On June 29, 2026, in order to facilitate synergies with its artificial intelligence (“AI”) business, the board of directors of SK Telecom Co., Ltd. (the “Company”) approved the Company’s proposed acquisition of an equity stake in SK hynix NAND Product Solutions Corp. (“SKHNPS”), an affiliate of the Company. Details of the proposed transaction are as follows:

Acquisition of Shares of SKHNPS

1. Details of SKHNPS	Company Name	SK hynix NAND Product Solutions Corp.
	Country of Incorporation	United States	Representative	Hyunjong Song
	Share Capital (Won)	2,615,339,333,208	Relationship to the Company	Affiliated Company
	Total Number of Shares Issued and Outstanding	101,875	Principal Business	Sales and research and development of semiconductors, etc.

2. Details of Acquisition	Number of the Shares to be Acquired	642
	Aggregate Acquisition Value (Won)	397,129,047,957
	The Company’s Total Shareholders’ Equity (Won)	12,955,292,392,172
	Ratio of Aggregate Acquisition Value to the Company’s Total Shareholders’ Equity as of December 31, 2025 (%)	3.07
	Large-scale Corporation	Applicable

3. Number of Shares to be Held by the Company and Shareholding Ratio after Acquisition	Number of Shares to be Held	642
	Shareholding Ratio (%)	0.62

4. Method of Acquisition		Cash

5. Purpose of Acquisition		To facilitate synergies with the Company’s AI business

6. Scheduled Acquisition Date		July 23, 2026

7. The Company’s Total Assets (Won) as of December 31, 2025		30,107,782,844,989

• Ratio of Aggregate Acquisition Value to the Company’s Total Assets (%)		1.32

8. Date of Resolution by the Board of Directors (Determination Date)		June 29, 2026

• Attendance of Outside Directors		Present: 5; Absent: 0

9. Put Options or Other Agreements		None

10. Other Important Matters Relating to Investment Decision

•

This announcement relates to the Company’s initial capital contribution to, and acquisition of certain new shares of, SKHNPS, pursuant to SKHNPS’s request for capital contribution remittance.

•

The share capital of SKHNPS set forth in Item 1 above, the aggregate acquisition value set forth in Item 2 above, and The “Summary Financial Information of SKHNPS” below have been translated into Won using the opening base exchange rate of Won 1,544.2 per U.S. dollar as announced by Hana Bank on June 29, 2026, the date set forth in Item 8 above, and may change depending on future exchange rate fluctuations.

•

The date of the resolution by the board of directors (determination date) set forth in Item 8 above refers to the date on which the Company received the notice of request for capital contribution remittance.

•

The scheduled acquisition date and other matters set forth above with respect to the expected acquisition may change subject to future developments related to the transaction.

Related Disclosure: See the current report on Form 6-K entitled “Decision on Capital Contribution Commitment” furnished by the Company on June 26, 2026.

Summary Financial Information of SKHNPS (Unit: Won)

As of and for the year ended December 31,	Total Assets	Total Liabilities	Total Shareholders’ Equity	Share Capital	Revenue	Profit (Loss)	Audit Opinion	Auditor
2025	7,696,665,349,059	8,605,511,192,517	(908,845,843,458)	2,615,339,333,208	9,029,827,180,394	736,438,903,029	—	—
2024	6,511,904,286,349	8,280,402,281,138	(1,768,497,994,789)	2,588,414,632,668	8,504,824,134,666	(149,672,719,987)	—	—
2023	6,469,191,572,283	8,124,899,375,372	(1,655,707,803,089)	2,568,296,270,040	3,946,471,687,339	(3,580,553,339,352)	—	—

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SK TELECOM CO., LTD.
(Registrant)

By:	/s/ Taehee Kim
(Signature)
Name: Taehee Kim
Title: Vice President

Date: June 30, 2026